HAND & HAND PC

24 Calle de La Luna

San Clemente, CA 92673

(949) 489-2400

Facsimile (949) 489-0034

March 17, 2011

Laura Nguyen

Attorney Advisor

Securities & Exchange Commission

450 Fifth Street

Washington, DC 20549

Re:

Wellstone Filter Sciences, Inc.

Preliminary Information Statement on Form 14C

File No. 000-28161

Filed February 22, 2011

Schedule 14-f

Filed February 22, 2011

Dear Ms. Nguyen:

We herewith file a revised Information Statement on Form 14C together with a confirming letter from the Company. I will fax you supplementally the instruction letter to the transfer agent which verifies the confirming letter.

The issuer decided to change the record date for the consent to March 7, 2010; since this date is after the closing, the control shareholders have changed and a new consent action was completed. As a result the number and percentage of shareholders voting for the amendment changed, as well as the identity of the officers and the address of the issuer. The mail date also changed. The reason for the change in record date was that the actual date given on the broker search cards was March 7, 2011, so it was required to change the record date to conform.

The two consenting shareholders were Ori Rosenbaum and Andrew Furia, a stockholder. Learned Hand did not sign the consent because at the time he was out of town; we advise the staff that he is still in favor of the name change.

Very truly yours,

Jehu Hand

JH:kp